Exhibit 99.1

For Immediate Release: January 25, 2022

Attention: Business Editors

VERSABANK ANNOUNCES CHANGE IN TSX TICKER SYMBOL TO “VBNK”, EFFECTIVE TODAY

LONDON, ONTARIO/CNW – VersaBank (“VersaBank” or the “Bank”) (TSX: VB; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced that effective at market open today, Tuesday, January 25, 2022, the Bank’s common shares will begin trading on the Toronto Stock Exchange (“TSX”) under the ticker symbol “VBNK”, which replaces the Bank’s previous ticker symbol “VB”. The change was made to align the Bank’s ticker symbol on the TSX with its ticker symbol on Nasdaq.

The new ticker symbols for the Bank’s securities are as follows:

Security	Old Symbol	New Symbol
Common shares	VB	VBNK
Non-cumulative 5-year Rate Reset Preferred Shares, Series 1	VB.PR.A	VBNK.PR.A

The change in VersaBank’s TSX ticker symbol does not impact its Nasdaq ticker symbol and the Bank’s common shares will continue to trade on Nasdaq under the ticker symbol “VBNK”.

ABOUT VERSABANK

VersaBank is a Canadian Schedule I chartered bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the TSX and on Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

Forward-Looking Statements

The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of our control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as several important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-

looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which we conduct operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada; changing global commodity prices; the effects of competition in the markets in which we operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the ability of the Bank to grow its business and execute its strategy in the US market; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of COVID-19 pandemic and our anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual MD&A for the year ended October 31, 2021.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in this document and the related management’s discussion and analysis is presented to assist our shareholders in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this document and related management’s discussion and analysis or made from time to time by the Bank or on its behalf.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

Follow VersaBank on Facebook, Instagram, LinkedIn and Twitter.

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